Portland Plant Foods Inc DBA Better Bean

Profit and Loss
July 2021 - April 2022

	TOTAL
Income	
411010 Credit Sales	
411100 Conv Retail Products Revenue	241,444.96
411200 Organic Retail Revenue	52,019.40
411300 Meal Kit Revenue	626,508.00
411500 Alternative Channel Singles Micro-Market	29,341.17
411600 Alternative Channel Singles Bulk (School)	39,645.36
411700 Alternative Channel 4lb Bulk	107,802.38
411800 Alternative Channel 10oz Bulk (online/kit)	147,697.84
Total 411010 Credit Sales	**1,244,459.11**
430010 Cash Discounts	-5,628.19
Sales (deleted)	0.00
Total Income	**$1,238,830.92**
Cost of Goods Sold	
500010 Cost of Goods Sold, Standard	
500100 Conv Retail Products	166,948.23
500200 Organic Retail	45,207.45
500300 Meal Kits	491,377.05
500500 Singles FS Micromarket	12,451.99
500600 Singles Bulk	30,480.62
500700 Food Service	88,253.04
500800 10oz Bulk	113,529.71
Total 500010 Cost of Goods Sold, Standard	**948,248.09**
510000 Materials Variance	
510210 Finished Goods Production Var	32,064.42
510310 Finished Goods Inventory Adj	18,393.72
510311 Donations	4,276.33
510315 Sample tubs	5,199.35
510320 Raw Materials Inventory Adj	-24,495.08
510330 Packaging Inventory Adjustment	-7,148.83
530541 Freight In - Packaging	18,655.08
530542 Freight In Raw Ingredients	40,491.74
Total 510000 Materials Variance	**87,436.73**
531000 Direct Labor	
531310 Direct Wages	161,678.45
531330 Direct Overtime	5,051.56
531415 Direct Paid Time Off	15,817.45
531435 Direct Health Ins.	2,400.00
531455 Direct Payroll Taxes	21,668.81
531550 Absorbed Labor	-236,855.39
Total 531000 Direct Labor	**-30,239.12**
534000 Overhead Expenses	
531100 OH Labor	

	TOTAL
531520 Indirect Wages	95,829.03
531521 Indirect Wages-OT	207.38
531720 Indirect Paid Time Off	4,260.39
531760 Indirect Health Ins. - Prod.	5,352.00
531810 Indirect Payroll Taxes	11,674.47
Total 531100 OH Labor	**117,323.27**
531811 Workers' Compensation	7,848.79
531840 QA Consultant	10,200.00
531845 Consultant	14,746.90
532000 Travel & Entertainment	37.80
532130 Hotels/Lodging	2,510.10
532180 Other Travel & Entertainment	10.02
Total 532000 Travel & Entertainment	**2,557.92**
533000 Other Employee Expenses - Dir+OH	
532210 Employee Training	2,771.00
532400 Dues & Subscriptions	1,362.98
Total 533000 Other Employee Expenses - Dir+OH	**4,133.98**
534300 Production Supplies	15,111.87
534301 Testing & Quality Control	2,318.88
534500 Pest Control	4,179.58
534600 Storage Charges	1,604.00
534820 Property Taxes	14,756.04
534910 Rent - Factory	40,148.46
534930 US Postage	359.05
534950 Utilities - Factory	40,381.00
534980 Equipment Rentals	14,847.12
535120 Office Supplies - MFG	263.83
535130 Uniforms & Cleaning	17,819.57
535140 Chemicals	6,859.29
535160 Lab Supplies	9.72
535510 Repair & Maint.	46,295.95
537200 Miscellaneous Factory Exp.	1,210.91
539000 Certifications	
539410 Kosher Certification	3,590.52
539420 Organic Certification	5,513.75
539430 Other Certifications	10,717.57
Total 539000 Certifications	**19,821.84**
541000 Depreciation	21,742.03
Total 534000 Overhead Expenses	**404,540.00**
538600 Absorbed Overhead	-326,450.92
572100 Shipping, Freight & Delivery - COS	
572200 Delivery Costs Customers	23,575.32
572300 Pallets	6,137.50

Portland Plant Foods Inc DBA Better Bean

Profit and Loss
July 2021 - April 2022

	TOTAL
Total 572100 Shipping, Freight & Delivery - COS	**29,712.82**
Total Cost of Goods Sold	**$1,113,247.60**
GROSS PROFIT	**$125,583.32**
Expenses	
600100 Broker Commissions	18,500.00
611000 Sales Promotional Expenses	
611100 Trade Spend	
611200 TPR - OI	20,256.59
611210 TPR - Billbacks	26.50
611220 TPR - Mfg Chgback	36,454.01
611230 TPR - Scan Downs	12,157.90
611320 Spoils - Off Invoice	12,213.57
611330 Spoils - Customer Deducted	94.16
611331 Trade spend variance	20,132.90
Total 611100 Trade Spend	**101,335.63**
611250 Consumer Coupons	415.70
611270 Samples - Trade Spending	17,738.70
611300 Retail Demo's	125.00
Total 611000 Sales Promotional Expenses	**119,615.03**
621000 Marketing Overhead	
621600 Public Relations (influencer)	360.00
621800 Web Site	6,342.38
623250 Coupon Prtg. & Dist. - Mktg.	628.58
623340 Samples - Marketing	711.41
623410 Sales Material Design	710.00
623613 Advertising	1,910.00
624220 Consumer Trade Shows	5,126.15
624500 Social Media Marketing	11,333.59
Total 621000 Marketing Overhead	**27,122.11**
641000 Product Development Expense	
640100 Label & Packaging	3,746.25
640200 Recipe Development	945.95
640410 Consumer Response	2,150.58
Total 641000 Product Development Expense	**6,842.78**
651000 Sales and Marketing Comp	
650110 Salary & Wages (mgm, sales & marketing)	73,447.73
650140 Paid Time Off	7,130.59
651010 Health Ins. Alloc. Exp.	3,430.00
660110 Payroll Tax - ALL	7,952.30
670120 Air Fare	3,365.97
670130 Lodging/Hotels	3,622.51
670140 Entertainment Expense	90.00

Portland Plant Foods Inc DBA Better Bean

Profit and Loss
July 2021 - April 2022

	TOTAL
670150 Meal Expense	1,939.81
670160 Gasoline, Oil & Taxi	845.63
670180 Other Expense	1,550.26
681200 Office Supply	513.94
681900 Consulting Fees - Sales and Marketing	3,080.00
Total 651000 Sales and Marketing Comp	**106,968.74**
711000 G&A	
535540 Janitorial Expenses	2,552.00
711110 Salaries & Wages	61,391.17
711111 Paid Time Off	10,292.42
711112 Payroll Taxes	7,074.67
711113 Retirement	7,081.45
712100 Health Ins.	2,400.00
712200 Employee Relations	824.84
713000 Rent & Lease	60,612.87
713120 Utilities - G&A	3,678.73
714000 Repairs & Maintenance	1,578.47
732100 Software & Software Subscriptions	4,892.10
732130 Software Maintenance	49.00
732140 Internet	2,609.01
742400 Telephone exp.	3,025.00
755000 Office Supplies & Software	3,174.88
761500 Meal Expenses	131.02
761800 Other G&A expense	456.79
771100 Legal Fees & Expenses	187.50
771215 Other Professional Fees	22,908.68
771900 IT services	703.42
773100 Membership Dues & Expenses	2,424.00
773400 Licenses & Permits	100.00
774115 Commercial & Gen Liability	4,543.50
774140 Umbrella Insurance, D&O	4,246.77
775140 Other Tax & License	3,430.01
800210 Interest Expense	3,003.34
800260 Bank Charges	623.60
901000 Oregon Income Tax Expense	1,000.00
Total 711000 G&A	**214,995.24**
Ask My Accountant	0.00
OH Labor	
Indirect Payroll Taxes	0.00
Total OH Labor	**0.00**
Payroll Expenses	
Taxes	0.00
Wages	0.00

Portland Plant Foods Inc DBA Better Bean

Profit and Loss

July 2021 - April 2022

	TOTAL
Total Payroll Expenses	**0.00**
Total Expenses	**$494,043.90**
NET OPERATING INCOME	**$ -368,460.58**
Other Income	
800100 Interest Income	163.23
800300 PPP Loan Forgiveness	101,979.70
Total Other Income	**$102,142.93**
NET OTHER INCOME	**$102,142.93**
NET INCOME	**$ -266,317.65**

Portland Plant Foods Inc DBA Better Bean

Balance Sheet

As of April 30, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
101000 Beneficial Checking	9,890.88
102000 Payroll Acct	-26.47
Total Bank Accounts	**$9,864.41**
Accounts Receivable	
110000 Accounts Receivable	114,834.71
Total Accounts Receivable	**$114,834.71**
Other Current Assets	
109000 Ampla - pass through	6,305.49
Employee Advances	0.00
Inventory	-135.60
130100 Ingredients	79,913.84
130200 Packaging	101,607.62
130300 Finished Goods	51,704.29
Total Inventory	**233,090.15**
PREPAIDS	0.00
140100 Prepaid Packaging	3,121.95
140200 Prepaid Rent	0.00
140300 Prepaid Insurance	6,302.17
140400 Prepaid Prop Taxes	-2,904.35
140500 Prepaid Ingredients	2,594.40
Total PREPAIDS	**9,114.17**
Undeposited Funds	0.00
Total Other Current Assets	**$248,509.81**
Total Current Assets	**$373,208.93**
Fixed Assets	
170000 Equipment	151,915.90
179000 Accumulated Depr - Equipment	-29,617.68
Total Fixed Assets	**$122,298.22**
Other Assets	
180000 Other Assets	
190000 Software	7,882.50
199000 Accumulated Amortization	-4,134.90
DEPOSITS	
180100 Deposit - PGE	5,452.00
180200 Deposit - NWNG	0.00
180300 Deposits - Auto-Chlor	300.00
Total DEPOSITS	**5,752.00**
Total 180000 Other Assets	**9,499.60**
Total Other Assets	**$9,499.60**

Portland Plant Foods Inc DBA Better Bean

Balance Sheet

As of April 30, 2022

	TOTAL
TOTAL ASSETS	**$505,006.75**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
200000 Accounts Payable	84,067.96
Total Accounts Payable	**$84,067.96**
Credit Cards	
201000 Capital One CC	17,515.18
Total Credit Cards	**$17,515.18**
Other Current Liabilities	
ACCRUED LIABILITIES	
220100 Trade Spend Accrual	403.46
220300 Accrued other	373.49
Total ACCRUED LIABILITIES	**776.95**
ACCRUED PAYROLL & PAYROLL TAXE1	
205100 Accrued Wages Payable	0.00
221500 Other Payroll Liabilities	-15.67
Total 205100 Accrued Wages Payable	**-15.67**
Total ACCRUED PAYROLL & PAYROLL TAXE1	**-15.67**
ACCRUED PAYROLL & PAYROLL TAXES	
205000 Accrued Wages	19,456.92
210000 Accrued Payroll Taxes	9.69
Total ACCRUED PAYROLL & PAYROLL TAXES	**19,466.61**
Direct Deposit Payable	0.00
Holding	0.00
Payroll Liabilities	
Charles Schwab	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
OR Employment Taxes	0.00
OR Income Tax	0.00
OR Statewide Transit Taxes	0.00
Total Payroll Liabilities	**0.00**
PAYROLL TAX LIABILITIES	
210100 Federal Taxes (941/944)	0.00
210200 Federal Unemployment (940)	409.86
210300 OR Income Tax	0.00
210400 OR Employment Taxes	6,130.07
210500 OR Statewide Transit Taxes	-76.71
210600 Charles Schwab	904.78
Total PAYROLL TAX LIABILITIES	**7,368.00**

Portland Plant Foods Inc DBA Better Bean

Balance Sheet

As of April 30, 2022

	TOTAL
Total Other Current Liabilities	**$27,595.89**
Total Current Liabilities	**$129,179.03**
Long-Term Liabilities	
250000 PPP Loan Payable - Beneficial	0.00
250001 LOC - Ampla	18,653.79
Total Long-Term Liabilities	**$18,653.79**
Total Liabilities	**$147,832.82**
Equity	
275000 Retained Earnings	24,760.19
COMMON STOCK	
Andre Bliznyuk	100,000.00
Dawn Beckman	100,000.00
Iris Lippert	25,000.00
Jonathan Gehrs	25,000.00
Keith Kullberg	50,000.00
North Cheatham	50,000.00
NWSRI Fund II, LLC	50,000.00
Paul Lippert	25,000.00
Peter Beckman	150,000.00
Peter Miller	25,000.00
Total COMMON STOCK	**600,000.00**
Opening Balance Equity	-1,268.61
Net Income	-266,317.65
Total Equity	**$357,173.93**
TOTAL LIABILITIES AND EQUITY	**$505,006.75**

Portland Plant Foods Inc DBA Better Bean

Statement of Cash Flows
July 2021 - April 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-266,317.65
Adjustments to reconcile Net Income to Net Cash provided by operations:	
110000 Accounts Receivable	25,096.78
109000 Ampla - pass through	-6,305.49
130100 Inventory:Ingredients	50,774.57
130200 Inventory:Packaging	-34,438.86
130300 Inventory:Finished Goods	-22,043.07
140100 PREPAIDS:Prepaid Packaging	32,062.49
140200 PREPAIDS:Prepaid Rent	6,927.00
140300 PREPAIDS:Prepaid Insurance	-4,878.50
140400 PREPAIDS:Prepaid Prop Taxes	2,904.35
140500 PREPAIDS:Prepaid Ingredients	-2,594.40
Employee Advances	0.00
Inventory	135.60
PREPAIDS	0.00
179000 Accumulated Depr - Equipment	21,742.03
199000 Other Assets:Accumulated Amortization	2,095.32
200000 Accounts Payable	-61,738.89
201000 Capital One CC	15,385.17
205000 ACCRUED PAYROLL & PAYROLL TAXES:Accrued Wages	-34,259.13
210000 ACCRUED PAYROLL & PAYROLL TAXES:Accrued Payroll Taxes	-5,286.27
210100 PAYROLL TAX LIABILITIES:Federal Taxes (941/944)	0.00
210200 PAYROLL TAX LIABILITIES:Federal Unemployment (940)	276.02
210300 PAYROLL TAX LIABILITIES:OR Income Tax	-1,444.39
210400 PAYROLL TAX LIABILITIES:OR Employment Taxes	1,815.52
210500 PAYROLL TAX LIABILITIES:OR Statewide Transit Taxes	-270.60
210600 PAYROLL TAX LIABILITIES:Charles Schwab	904.78
220100 ACCRUED LIABILITIES:Trade Spend Accrual	-2,905.97
220300 ACCRUED LIABILITIES:Accrued other	373.49
221500 ACCRUED PAYROLL & PAYROLL TAXE1:Accrued Wages Payable:Other Payroll Liabilities	-15.67
Direct Deposit Payable	0.00
Payroll Liabilities:Charles Schwab	0.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	0.00
Payroll Liabilities:OR Employment Taxes	0.00
Payroll Liabilities:OR Income Tax	0.00
Payroll Liabilities:OR Statewide Transit Taxes	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-15,688.12**
Net cash provided by operating activities	**$ -282,005.77**
INVESTING ACTIVITIES	
170000 Equipment	-5,171.50
180200 Other Assets:DEPOSITS:Deposit - NWNG	828.00

Portland Plant Foods Inc DBA Better Bean

Statement of Cash Flows
July 2021 - April 2022

	TOTAL
Net cash provided by investing activities	**$ -4,343.50**
FINANCING ACTIVITIES	
250000 PPP Loan Payable - Beneficial	-101,979.70
250001 LOC - Ampla	18,653.79
Opening Balance Equity	-1,268.61
Net cash provided by financing activities	**$ -84,594.52**
NET CASH INCREASE FOR PERIOD	**$ -370,943.79**
Cash at beginning of period	380,808.20
CASH AT END OF PERIOD	**$9,864.41**